UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	October 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nova Biosource Fuels, Inc.
Full Name of Registrant

Nova Oil, Inc. (filings through September 13, 2006)
Former Name if Applicable

363 N. Sam Houston Parkway East, Suite 630
Address of Principal Executive Office (Street and Number)

Houston, Texas 77060
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                The registrant is unable to file its Report on Form 10-KSB for the fiscal year ended October 31, 2007 (the "Report") by the prescribed date of January 29, 2008 without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  The registrant intends to file its Report on or prior to the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David G. Gullickson	713	869-6682
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended October 31, 2007, we anticipate reporting consolidated results of operations as follows:

Nova Biosource Fuels, Inc. and Subsidiaries

Consolidated Statements of Operations

(unaudited)

	Year Ended October 31, 2007	Period from Inception (December 1, 2005) through October 31, 2006
Revenues:
Biodiesel and related co-product sales	$3,179,000	$—
Contracting revenues	21,759,000	16,086,000
Services revenues	—	125,000
Total revenues	24,938,000	16,211,000
Costs and expenses:
Cost of biodiesel and related co-product sales	3,914,000	—
Contracting expenses	27,075,000	21,912,000
Selling, general and administrative	15,003,000	21,712,000
Total costs and expenses	45,992,000	43,624,000
Loss from operations	(21,054,000)	(27,413,000)
Other income (expense):
Interest and other income	1,722,000	326,000
Interest expense	(106,000)	(1,426,000)
Minority interest in earnings of subsidiary	(6,000)	(2,000)
Net loss	$(19,444,000)	$(28,515,000)

Basic and diluted net loss per share	$(0.18)	$(0.38)
Weighted-average number of shares outstanding	106,542,410	75,735,751

Forward-Looking Statements.

This notice contains forward looking statements regarding our expectations for our results of operations for the fiscal year ended October 31, 2007 to be reported in our Annual Report on Form 10-KSB.  Although these forward-looking statements reflect the good faith judgment of management based on currently available information, forward-looking statements involve a number of risks and uncertainties that may cause actual reported results of operations to be materially different from those discussed in these forward-looking statements.  We urge readers not to place undue reliance on these forward-looking statements, which speak only as of the date of this notice.  We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this notice and prior to the filing of our Annual Report on Form 10-KSB, other than as may be required by applicable law or regulation.  Readers are urged to carefully review and consider the various disclosures that we make in our reports filed with the SEC which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and cash flows.  If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.

Nova Biosource Fuels, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 30, 2008	By	/s/ David G. Gullickson
David G. Gullickson
Vice President and Chief Financial Officer